UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. ("Company"), pursuant to Article 12 of CVM Instruction No. 358, of January 3rd, 2002, as amended, announces to its shareholders and to the market in general that received correspondences provided by the shareholders SP Telecomunicações Participações Ltda. ("SP Telecom") and Telefónica Internacional, S.A. ("TISA") stating that their participation in the capital stock of the Company has changed.

According to the correspondences received: (i) the shareholding of SP Telecom in the Company increased to 22.40% of the Company's capital stock, represented by 222,595,149 (two hundred and twenty-two million, five hundred and ninety-five thousand, one hundred and forty-nine) common shares and 29,042,853 (twenty-nine million, forty-two thousand, eight hundred and fifty-three) preferred shares, having been raised by 7.87% in relation to the total amount of the Company's common shares; and (ii) the shareholding of TISA in the Company increased to 26.76% of the Company's capital stock, represented by 28,859,918 (twenty-eight million, eight hundred and fifty-nine thousand, nine hundred and eighteen) common shares and 271,707,098 (two hundred and seventy-one million, seven hundred and seven thousand and ninety-eight) preferred shares, having been reduced by 7.87% in relation to the total amount of the Company's common shares.

According to the received correspondences, such changes were the result of internal reorganization involving companies linked to Telefônica Brasil’s controlling company, not seeking any change in the Company's controlling group, administrative structure or proper functioning.

The Investor Relations Department remains available to shareholders to clarify any issues related to the object of this Notice, through the telephone +55 11 3430-3687 or the email ir.br@telefonica.com.

 São Paulo, March 09th, 2015.

Alberto Manuel Horcajo Aguirre

Investor Relations Officer

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

Available information: www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 9, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director